UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Crush Capital Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-1098298
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Spring Place

9800 Wilshire Blvd.

Beverly Hills, CA 90212

(Mailing Address of principal executive offices)

(855) 734-2476

Issuer’s telephone number, including area code

Item 3. Financial Statements

Crush Capital, Inc.

Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021

	June 30,	December 31,
	2022	2021
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$467,436	$2,131,969
Production costs	2,047,867	2,047,867
Total current assets	2,515,303	4,179,836

Deferred offering costs	214,055	214,055
Equity in participants	1,272,575	1,272,575
Intangible asset	37,695	37,695

Total assets	$4,039,627	$5,704,161

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$52,937	$469,615
Deferred revenue	2,302,575	2,302,575
Accrued compensation to related parties	802,000	1,052,000
Total current liabilities	3,157,512	3,824,190

Total liabilities	3,157,512	3,824,190

Stockholders’ Equity
Series A Preferred Stock, par value $0.0001, 21,000,000 shares authorized, 17,818,170 and 14,046,850 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively; liquidation preference of $3,250,291 and $2,585,794 at June 30, 2021 and December 31, 2020, respectively	1,782	1,782
Series A-1 Preferred Stock, par value $0.0001, 7,303,000 shares authorized, 5,720,545 and zero shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively; liquidation preference of $2,350,000 and zero at June 30, 2021 and December 31, 2020, respectively.	730	730
Voting Common Stock, par value $0.0001, 80,000,000 shares authorized, 48,942,592 and zero shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively.	4,894	4,894
Non-voting Common Stock, par value $0.0001, 80,000,000 shares authorized, 5,225,785 and 4,808,856 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively.	523	481
Additional paid in capital	8,521,066	8,104,179
Accumulated deficit	(7,646,879)	(6,232,095)
Total stockholders’ equity	882,116	1,879,971
Total liabilities and stockholders’ equity	$4,039,627	$5,704,161

See Accompanying Notes to the Consolidated Financial Statements

Crush Capital, Inc.

Consolidated Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	For the Six Months Ended June 30,
	2022	2021
	(unaudited)
Revenues	$527,807	$187,373

Operating expenses
General and administrative	944,403	1,508,593
Sales and marketing	998,187	257,790
Total operating expenses	1,942,590	1,766,383

Operating loss	(1,414,784)	(1,579,010)

Net loss	$(1,414,784)	$(1,579,010)

Weighted average shares - basic and diluted	50,162,813	49,745,884
Weighted average loss per share - basic and diluted	$(0.03)	$(0.03)

See Accompanying Notes to the Consolidated Financial Statements

Crush Capital, Inc.

Consolidated Statements of Members’ and Stockholders’ Equity (unaudited)

For the Six Months Ended June 30, 2022 and 2021

	Stockholders’ Equity								Members’ Equity
	Series A Preferred Stock		Series A-1 Preferred Stock		Voting Common Stock		Non-Voting Common Stock		Preferred Units		Class A Common Units		Class B Common Units		Additional Paid-in	Accumulated	Total Stockholder
	Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Units	Amount	Units	Amount	Shares	Amount	Capital	Deficit	Equity
December 31, 2019									100,000	$100,000	8,954,333	$35,821	95,667	$72,833	-	$(171,749)	36,905
Sale of Preferred Units	-	-	-	-	-	-	-	-	375,000	375,000	-	-	-	-	-	-	375,000
Issuance of Class B Common Units for services	-	-	-	-	-	-	-	-	-	-	-	-	25,000	25,000	-	-	25,000
Conversion of LLC to Corporation	2,596,254	260	-	-	48,942,592	4,894	659,542	66	(475,000)	(475,000)	(8,954,333)	(35,821)	(120,667)	(97,833)	603,434	-	-
Sale of Series A Preferred Stock	11,450,596	1,145	-	-	-	-	-	-	-	-	-	-	-	-	2,082,097	-	2,083,242
Issuance of Non-Voting Common Stock for services	-	-	-	-	-	-	143,750	14	-	-	-	-	-	-	26,286	-	26,300
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,618,722)	(1,618,722)
December 31, 2020	14,046,850	$1,405	-	$-	48,942,592	$4,894	803,292	$80	-	$-	-	$-	-	-	$2,711,817	(1,790,471)	927,725
Issuance of Series A Preferred Stock	3,771,320	377	-	-	-	-	-	-	-	-	-	-	-	-	689,624	-	690,001
Issuance of Series A-1 Preferred Stock	-	-	7,303,000	730	-	-	-	-	-	-	-	-	-	-	2,999,342	-	3,000,072
Issuance of Non-Voting Common Stock	-	-	-	-	-	-	1,272,726	127	-	-	-	-	-	-	909,872	-	909,999
Exercise of Warrants into Non-Voting Common Stock	-	-	-	-	-	-	2,732,838	273	-	-	-	-	-	-	499,726	-	500,000
Issuance of Options and Warrants for Services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	293,798	-	293,798
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,441,624)	(4,441,624)
December 31, 2021	17,818,170	$1,782	7,303,000	$730	48,942,592	$4,894	4,808,856	$481	-	$-	-	$-	-	$-	8,104,179	$(6,232,095)	$1,879,971
Issuance of Non-Voting Common Stock	-	-	-	-	-	-	416,929	42	-	-	-	-	-	-	416,887	(1,414,784)	(997,855)
June 30, 2022	17,818,170	$1,782	7,303,000	$730	48,942,592	$4,894	5,225,785	523	-	$-	-	$-	-	$-	8,521,066	$(7,646,879)	$882,116

See Accompanying Notes to the Consolidated Financial Statements

Crush Capital, Inc.

Consolidated Statements of Cash Flows (unaudited)

For the Six Months Ended June 30, 2022 and 2021

	For the Six Months Ended June 30,
	2022	2021
	(unaudited)
Cash Flows from Operating Activities
Net loss	$(1,414,784)	$(1,579,010)
Adjustments to reconcile the net loss to net cash from operating activities Equity received from participants	-	(187,373)
Changes in operating accounts
Accrued liabilities	(416,678)	20,061
Deferred revenue	-	500,000
Production costs	-	(872,256)
Accrued compensation to related parties	(250,000)	416,000
Net cash used in operating activities	(2,081,462)	(1,702,579)

Cash flows from investing activities Purchase of domain name	-	-
Net cash used in investing activities	-	-

Cash flows from financing activities
Sale of Series A Preferred stock	-	640,000
Sale of Series A-1 Preferred stock	-	2,482,199
Deferred offering costs	-	(122,384)
Sale of Non voting Common Stock	416,929	-
Net cash provided by financing activities	416,929	2,999,815

Net increase in cash and cash equivalents	(1,664,533)	1,297,236

Cash and cash equivalents at the beginning of the year	2,131,969	1,466,776
Cash and cash equivalents at the end of the year	$467,436	$2,764,012

See Accompanying Notes to the Consolidated Financial Statements

CRUSH CAPITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Trojan Horse Media Group, LLC was formed on June 20, 2017 (“Inception”) in the State of California. On May 4, 2020, the entity was converted from a limited liability company into a corporation under the name Crush Capital, Inc. (which may be referred to as the “Crush Capital”, “Company”, “we,” “us,” or “our”) in the State of Delaware. Crush Capital’s mission is to combine a subscription platform for issuers, accessed through the Company’s website goingpublic.com, with the excitement of a full production streaming video series, Going Public. The show follows the stories of entrepreneurs as they take their companies on a capital raising journey and conduct a securities offering pursuant to Regulation A. The Company’s headquarters are in Los Angeles, CA.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has incurred net losses and negative cash flows from operations. Additionally, it requires significant capital to develop, produce and distribute Going Public. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

During the next 12 months, we intend to fund the Company’s operations through revenues from operations and the sale of equity and/or debt securities. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Principles of Consolidation

The consolidated financial statements of Crush Capital Inc. are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of Crush Capital, Inc. and its wholly owned subsidiary, Crush Securities, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenue and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022, and December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The primary unobservable input causing uncertainty of management’s valuation of these assets is the market value for stock of these companies. In all cases, there were sales of the stock to the public, but such sales were not to the level that an active market existed or exists. Additional information regarding these unobservable inputs would correspondingly change the value of these assets.

As a result of the lack of a readily determinable fair value of stock instruments in participant companies, the Company has elected to value them in accordance with ASC 321-10-35-2. Accordingly, stock instruments are recorded at their estimated cost upon the date of transaction, and subsequently analyzed for impairment.

Fair value measurements of equity warrant assets of private participant companies are priced based on a Black-Scholes option pricing model to estimate the asset value by using stated strike prices, option expiration dates, risk-free interest rates and option volatility assumptions. Option volatility assumptions used in the Black-Scholes model are based on comparable public companies or based on the disclosed volatility in the participants’ SEC filings which is generally based on public company comparable. Option expiration dates may be modified to account for estimates to actual life relative to stated expiration. Overall model asset values are further adjusted for a general lack of liquidity due to the private nature of the associated underlying company.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulations, and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Film Costs

The Company accounts for film costs in accordance with Accounting Standards Codification (“ASC”) 926-20, including the update found in ASU 2019-02 (see below). Film costs consist of payments to the third-party production company for production services, as well as travel and other costs specific to the production of the Going Public series. As production was performed by a third party, there is no allocation of overhead in film costs.

Deferred Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ equity or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

Equity in Participants

Participants in Going Public pay the Company for their appearance on the show. Part of the payment is in stock and/or warrants, either separately or as part of a unit of the participant company.

Stock interests in private companies do not have a readily determinable fair value. We measure these investments at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments from the same issuer. Such changes are recognized through earnings. We may consider a range of factors when adjusting the fair value of these investments, including, but not limited to, the term and nature of the investment, local market conditions, values for comparable securities, current and projected operating performance, financing transactions subsequent to the acquisition of the investment and a discount for certain investments that have lock-up restrictions or other features that indicate a discount to fair value is warranted.

In connection with appearance agreements, the Company may obtain equity warrant assets giving the Company the right to acquire stock in participants of the show. These assets are held for prospective investment gains and are not used to hedge any economic risks. Further, the Company does not use other derivative instruments to hedge economic risks stemming from equity warrant assets. These warrants generally contain contingencies outside the control of the Company, that are required to be resolved before they become exercisable. Accordingly, a grant date is not met until all the underlying terms of the warrant become known, the contingency is resolved, and the warrant can be exercised subject to vesting terms.

Equity warrant assets in private participant companies are recorded as derivatives when they contain net settlement terms or other qualifying criteria under ASC 815, Derivatives and Hedging. Equity warrant assets entitle the Company to purchase a specific number of shares of stock at a specific price within a specific time period. Equity warrant assets contain standard anti-dilution provisions. The warrant agreements contain net share settlement provisions, which permit the receipt of, upon exercise, a share count equal to the intrinsic value of the warrant divided by the original share price defined by the warrant agreement (otherwise known as a “cashless” exercise). These equity warrant assets are recorded at fair value and are classified within Equity in Participants on the consolidated balance sheet at the time contingencies are resolved and milestones that permit vesting are reached.

Any changes in fair value from the grant date fair value of equity warrant assets classified as derivatives will be recognized as increases or decreases to Equity in Participants on the consolidated balance sheet and as change in fair value of equity in participants, within the consolidated statement of operations.

For those equity warrant assets that do not contain net share settlement provisions, the Company considers these to be equity investments without readily determinable market values and records the asset at cost, subject to periodic impairment testing.

The grant date fair values of stock and warrants received in connection with services performed are recorded as revenue in accordance with ASC 606 based on the vesting terms.

See Fair Value of Financial Instruments above for the breakout of stock and warrant holdings.

Intangible Assets

Intangible assets consist of a domain name, and it is stated at cost. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Revenue Recognition

The Company recognizes revenue under the guidance of ASC 606, where the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. Revenue recognized to date consists of cash, shares and warrants received from a participant on Going Public. The shares and warrants were recognized at fair value upon completion of certain milestones. Revenue related to any cash, shares or warrants received prior to completion of related milestones is deferred.

Equity Based Compensation

The Company accounts for equity-based awards under ASC 718 Share-Based Payment. Under ASC 718, equity-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Equity-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Equity units or shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

On May 4, 2020, the Company converted from a Limited Liability Company (LLC) to a Corporation, which has elected to be taxed as a stand-alone corporate entity. As such, beginning on that date the Company is now taxed as a standalone corporate entity. Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently does not have any ongoing tax examinations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

The Company’s revenue and deferred revenue is derived from various companies that were (or will be) included in season one or two of Going Public. The Company anticipates that each year, revenue will be derived from a small number of customers included in content being produced and distributed by the Company. Accordingly, the loss of one or more of these companies each year is expected and management does not believe such losses will have a negative effect on the Company’s long-term operational plans.

Recent Accounting Pronouncements

In March 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-02, “Improvements to Accounting for Costs of Films and License Agreements for Program Materials.” The amendments in this ASU align the accounting for production costs of an episodic television series with the accounting for production costs of films. In addition, the ASU modifies certain aspects of the capitalization, impairment, presentation and disclosure requirements under the current film and broadcaster entertainment industry guidance. The new guidance is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The new guidance was applied on a prospective basis. The adoption had no impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company does not believe this will have a significant impact on its consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date are not expected to have a significant impact our consolidate financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS’ EQUITY

As described in Note 1, on May 4, 2020 the Company converted from a California limited liability company into to a Delaware corporation and is operating under the name Crush Capital, Inc. As a result of this conversion, the Company authorized 80,000,000 shares of Voting Common Stock, 80,000,000 shares of Non-Voting Common Stock, 20,000,000 shares of Series A Preferred Stock, and 10,000,000 shares of Blank Check Preferred Stock, all par value $0.0001 per share. At the time of conversion, the Company’s various membership converted as follows:

●	1 Class A Common Unit = 5.4658 Voting Common Stock

●	1 Class B Common Unit = 5.4658 Non-Voting Common Stock

●	1 Preferred Unit = 5.4658 Series A Preferred Stock

Preferred shares are convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid non-voting common shares as is determined by dividing the Preferred share issue price by the conversion price. Preferred shares are mandatorily convertible upon a firm commitment underwritten public offering of Common shares of at least $50,000,000 at a price per share of not less than three times the effective conversion price. The conversion ratio is initially one-for-one. No conversions were made as of December 31, 2021 and 2020. Preferred Series A shares have a liquidation preference over Common shares equal to the original issue price of $0.18296, plus a cumulative preferred return of 2% per annum on the unreturned portion of the original issue price outstanding from time to time. Preferred Series A-1 shares have a liquidation preference over Common shares equal to the original issue price of $0.4108.

Fifty percent (50%) of all distributions go to Preferred shareholders until they recoup all invested capital and cumulative preferred returns. There have been no preferred returns distributed through June 30, 2022.

On June 17, 2021, the Company amended and restated its certificate of incorporation to authorize 30,000,000 shares of Preferred Stock, 21,000,000 of which is designated Series A Preferred Stock and 7,303,000 is designated Series A-1 Preferred Stock.

NOTE 5 – RELATED PARTY TRANSACTIONS

Issuance, Inc. (“Issuance”), a company founded and under control by one of the Company’s founders and shareholder will provide its portal platform and marketing services to the Company, as well as the participants in season one of Going Public. The Company entered into two Master Services Agreements (“MSA”) with Issuance. The first MSA was for strategic consulting over a three-month period and required payment of $25,000. The second MSA was for the Company’s proposed Regulation A offering, and the Company is to pay Issuance $15,000 for specified services and $25 per subscription processed through the Issuance portal.

As of June 30, 2022 and December 31, 2021, the Company accrued $802,000 and $1,052,000, respectively, in bonus compensation due its co-Chief Executive Officers. The amount may be taken in cash or in shares of the Company’s Common Stock (or options to purchase the same). Any combination of cash and shares or options may be elected; however, if any unpaid amounts exist as of March 15 of the year following the year in which the applicable performance period ended, such amounts will be paid in shares of Common Stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through October 18, 2022, the issuance date of these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, California, on October 19, 2022.

Crush Capital Inc.

/s/ Darren Marble
By Darren Marble, Co-Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Darren Marble
Darren Marble,
Co-Chief Executive Officer and Director
Principal Financial Officer,
Principal Accounting Officer

Date: October 19, 2022

/s/ Todd M. Goldberg
Todd M. Goldberg,
Co-Chief Executive Officer and Director

Date: October 19, 2022